Exhibit 99.1

Ossen Innovation Announces Second Quarter 2014 Financial Results

To Host Conference Call at 8:30 am ET on September 29, 2014

SHANGHAI, September 26, 2014 /PRNewswire-FirstCall/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the three months and six months ended June 30, 2014.

“I am pleased to report significant quarter over quarter revenue, gross profit and net income increases for the second quarter ended June 30th,” said Dr. Liang Tang, Chairman of Ossen Innovation. Ossen continues to experience an increase in demand for our higher strength and higher quality rare earth coated products. Although our gross margin was impacted due to price competition, we are encouraged by the continued rebound in demand for rare earth products during the first half of 2014. Ossen also added several new customers during the quarter that placed large orders quickly with us, which continues to reaffirm our products’ superior quality, performance and durability characteristics,” concluded Dr. Tang.

Financial Summary

(in millions ex- EPS)	Q2 2014	Q2 2013	Chg.	YTD 2014	YTD 2013	Chg.
Revenue	$35.9	$24.2	+49%	$64.0	$38.8	+65%
Gross Profit	$3.7	$2.9	+28%	$6.4	$4.6	+38%
Net Income*	$1.5	$0.7	+111%	$2.0	$0.8	+153%
EPS	$0.07	$0.04	+75%	$0.10	$0.04	+150%
Shares Outstanding	19.9	19.9	0%	19.9	19.9	0%

*Net income attributable to Ossen Innovation Co., Ltd.

Second Quarter Ended June 30, 2014 Financial Results

Revenue for the three months ended June 30, 2014 was $35.9 million, up 49% from the same period a year ago. Sales of coated pre-stressed steel materials, including rare earth and zinc coated products, were approximately $29.7 million, up 39% compared to approximately $21.3 million in the second quarter of 2013. Sales of plain surface PC strands were $5.9 million for the three months ended June 30, 2014, an increase of $3.4 million, or 136%, compared to the prior year. The overall increase in revenue was primarily due to increased demand for higher strength and higher quality rare earth and zinc coated products and the addition of several new customers.

Gross profit was $3.7 million, up 28% compared to the same period a year ago. Gross margin was 10.4% in the second quarter of 2014, down from 12.1% in the second quarter of 2013. Gross margin was lower primarily due to lower unit pricing of coated products in order to attract new customers in the second quarter of 2014, partially offset by using lower grade raw materials to improve profitability, but without sacrificing product strength or quality.

Selling expenses were reduced by 30% to $0.2 million due to lower transportation costs, partially offset by higher commission fees. General and administrative expenses increased 50% to $1.4 million, primarily due to increased R&D expenses and a higher bad-debt provision. Operating income was approximately $2.1 million, an increase of 23% from the same period a year ago.

Net income attributable to Ossen Innovation Co., Ltd. was $1.5 million in the second quarter of 2014 compared to $0.7 million in the year-ago period. Earnings per share were $0.07 versus $0.04 a year ago. The weighted average diluted shares outstanding were 19.9 million, unchanged from the year-ago period.

Six Months Ended June 30, 2014 Financial Results

Revenue for the six months ended June 30, 2014 was $64.0 million, up 65% from the same period a year ago. Sales of pre-stressed steel rare earth coated PC wires and PC strands were $56.2 million, an increase of $22.0 million, or 64% from the same period of 2013. Sales of plain surface PC strands and PC wires were $7.4 million for the six months ended June 30, 2014, an increase of $3.3 million, or 80%, compared to the prior year, primarily due to increased demand for higher strength and higher quality rare earth and zinc coated products and the addition of several new customers.

Gross profit increased from $4.6 million to $6.4 million, a 38% year-over-year increase. Gross margin was 10.0%, down from 11.9% in the same period of 2013. Gross margin was lower as a result of a decrease in the average unit selling price of coated products in order to attract new customers in 2014 compared to the prior year period.

Selling expenses were reduced by 3% to $0.3 million due to a decrease in transportation costs, partially offset by higher commission and testing fees. General and administrative expenses were $2.8 million, up 78% compared to $1.6 million in the same period of 2013 due to increased R&D expenses, partially offset by lower audit fees. Operating income was approximately $3.3 million, an increase of 20% from the same period a year ago.

Net income attributable to Ossen Innovation Co., Ltd. was $2.0 million in the six months ended June 30, 2014 compared to $0.8 million in the year-ago period. Earnings per share were $0.10 versus $0.04 a year ago. The weighted average diluted shares outstanding were 19.9 million, unchanged from the year-ago period.

Balance Sheet and Cash Flows

Ossen had approximately $15.4 million of cash and restricted cash as of June 30, 2014 compared to $32.9 million at December 31, 2013. The decrease was due to an increase in inventories and repayment of bank loans. Total accounts receivable on June 30, 2014 decreased to $44.0 million from $48.2 million on December 31, 2013. The average accounts receivable days sales outstanding were 112 days for the second quarter of 2014 compared to 150 days for 2013. This decrease was primarily due to improved accounts receivable collection times and increased revenue in the second quarter. The balance of prepayments to suppliers of raw materials was $47.1 million as of June 30, 2014, a decrease of $3.5 million compared with December 31, 2013. The decrease was mainly due to an increased receipt of raw materials compared with prepayments during the second quarter. Inventories increased from $18.8 million at December 31, 2013 to $20.6 million at June 30, 2014, primarily due to anticipation of increased sales during the second half of 2014. Total working capital was $89.1 million at June 30, 2014.

The Company generated positive cash flows from operations of $9.8 million for the six months ended June 30, 2014 as compared to cash flows of $12.4 million for the same period of 2013. The primary reasons for the decrease in cash generated in operations were an increase in notes receivable, partially offset by an increase in net income, a decrease in notes receivable from a related party, and a decrease in accounts receivable.

Cash flow used in financing activities was $11.3 million for the six months ended June 30, 2014 as compared to cash flow used in financing activities of $14.9 million for the same period of 2013. The primary reasons for the decrease in cash used by financing activities were a decrease in proceeds and repayments from short-term bank loans, a decrease of proceeds from bank acceptance notes, partially offset by a decrease in restricted cash and an increase in repayments of bank acceptance notes.

Business Updates and Outlook

We note several positive developments in the second quarter of 2014. Specifically:

•	In June 2014, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. was awarded the Major Scientific and Technological Innovation Title in Jiujiang City for the year 2014. This award was received in recognition of the Company’s development of the 5mm series zinc-aluminum rare earth coated bridge cables. Ossen (Jiujiang) will receive a subsidy from the government.

•	In August 2014, the Company was awarded the highest honor in product quality, the Jiujiang City Mayor Quality Award of 2014, in recognition of its superior product quality and advanced quality management systems. Furthermore, Ossen's 15.24 mm 1860MPa coated strand research project was been listed as a national key new product project for 2014 by the Chinese government.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation Second Quarter 2014 Conference Call” or be prepared to utilize the conference ID.

Conference Call	Ossen Innovation Second Quarter 2014 Conference Call
Date:	Monday, September 29, 2014
Time:	8:30 am Eastern Time, US
Conference Line Dial-In (U.S.):	+1-845-507-1610
International Toll Free:	United States: +1-800-742-9301 China, Domestic Mobile: 4001203170 China, Domestic: 8008700210
Conference ID:	7681271

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through October 6, 2014. To listen, please call +1-855-452-5696 within the United States or +1-646-254-3697 if calling internationally. Utilize the pass code 7681271 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://www.media-server.com/m/p/ego49pva

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.

Feng Peng, Chief Financial Officer

Email: feng.peng@ossencorp.com

Phone: +86 (21) 6888-8886

Web: www.osseninnovation.com

Investor Relations

FCC Group LLC

Phone: +1-347-850-7098

Email: ir@ossencorp.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2014	2013
	(Unaudited)
ASSETS

Current Assets

Cash and cash equivalents	$731,773	$1,139,450

Restricted cash	14,630,000	31,783,670

Notes receivable – bank acceptance notes	17,055,145	2,421,581

Accounts receivable, net of allowance for doubtful accounts of $1,385,583 and $1,336,177 at June 30, 2014 and December 31,2013, respectively	43,986,144	48,200,076

Inventories	20,623,329	18,750,770

Advance to suppliers	47,083,163	50,614,815

Other current assets	928,147	3,447,886

Notes receivable from related party – bank acceptance notes	-	12,915,099

Total Current Assets	145,037,701	169,273,347

Property, plant and equipment, net	7,790,184	8,458,121

Land use rights, net	4,277,315	4,297,849

TOTAL ASSETS	$157,105,200	$182,029,317

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2014	2013
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Notes payable – bank acceptance notes	$25,988,792	$50,990,427

Short-term bank loans	24,364,493	27,283,147

Accounts payable	382,170	503,944

Customer deposits	3,747,256	2,908,271

Income tax payable	430,240	232,541

Other payables and accrued expenses	829,444	1,549,748

Due to related party	76,245	16,911

Due to shareholder	100,000	50,000

Total Current Liabilities	55,918,640	83,534,989

TOTAL LIABILITIES	55,918,640	83,534,989

EQUITY

Shareholders' Equity

Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,901,959 shares outstanding as of June 30, 2014 and December 31, 2013, respectively	200,000	200,000

Additional paid-in capital	33,971,455	33,971,455

Statutory reserve	4,823,680	4,615,699

Retained earnings	43,279,766	41,518,259

Treasury stock, at cost: 98,041 shares as of June 30, 2014 and December 31, 2013, respectively	(96,608)	(96,608)

Accumulated other comprehensive income	8,250,231	7,646,562

TOTAL SHAREHOLDERS’ EQUITY	90,428,524	87,855,367

Non-controlling interest	10,758,036	10,638,961

TOTAL EQUITY	101,186,560	98,494,328

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$157,105,200	$182,029,317

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	FOR THE THREE MONTHS ENDED JUNE 30,		FOR THE SIX MONTHS ENDED JUNE 30,
	2014	2013	2014	2013
REVENUES	$35,920,752	$24,186,992	$63,957,660	$38,779,745

COST OF GOODS SOLD	32,195,742	21,267,149	57,588,658	34,167,886

GROSS PROFIT	3,725,010	2,919,843	6,369,002	4,611,859

Operating Expenses:

Selling and distribution expenses	164,358	236,033	272,796	280,108

General and administrative expenses	1,430,221	956,048	2,769,752	1,558,755

Total Operating Expenses	1,594,579	1,192,081	3,042,548	1,838,863

INCOME FROM OPERATIONS	2,130,431	1,727,762	3,326,454	2,772,996

Other Income (Expenses):

Financial expenses, net	(423,723)	(826,713)	(1,124,458)	(1,730,886)

Other income, net	59,156	51,520	227,421	95,911

INCOME BEFORE INCOME TAXES	1,765,864	952,569	2,429,417	1,138,021

INCOME TAXES	(205,582)	(158,780)	(340,854)	(244,050)

NET INCOME	1,560,282	793,789	2,088,563	893,971

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	73,246	89,410	119,075	115,553

NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	1,487,036	704,379	1,969,488	778,418

OTHER COMPREHENSIVE INCOME

Foreign currency translation gain, net of tax	108,349	1,422,536	603,669	1,932,983

TOTAL OTHER COMPREHENSIVE INCOME	108,349	1,422,536	603,669	1,932,983

COMPREHENSIVE INCOME	1,595,385	2,216,915	2,573,157	2,711,401

EARNINGS PER ORDINARY SHARE

Basic and diluted	$0.07	$0.04	$0.10	$0.04

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING

Basic and diluted	$19,901,959	$19,901,959	$19,901,959	$19,901,959

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(Unaudited)

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares $0.01 Par Value		Treasury Stock		Additional Paid-in	Accumulated Other Comprehensive	Statutory	Retained	Non Controlling
	Shares	Amount	Shares	Amount	Capital	Income	Reserve	Earnings	Interest	Total

Balance at December 31, 2013	20,000,000	200,000	(98,041)	(96,608)	33,971,455	7,646,562	4,615,699	41,518,259	10,638,961	98,494,328

Net income	-	-	-	-	-	-	-	1,969,488	119,075	2,088,563

Transfer to statutory reserve	-	-	-	-	-	-	207,981	(207,981)	-	-

Foreign currency translation adjustment	-	-	-	-	-	603,669	-	-	-	603,669

Balance at June 30, 2014	20,000,000	$200,000	(98,041)	$(96,608)	$33,971,455	$8,250,231	$4,823,680	$43,279,766	$10,758,036	$101,186,560

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$2,088,563	$893,971

Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:

Depreciation and amortization	771,122	769,649

Changes in operating assets and liabilities:

(Increase) Decrease In:

Accounts receivable	4,213,932	(4,069,215)

Inventories	(1,872,559)	(5,422,010)

Advance to suppliers	3,531,652	5,150,793

Other current assets	2,519,739	(6,525)

Notes receivable - bank acceptance notes	(14,633,564)	394,079

Notes receivable from related party - bank acceptance notes	12,915,099	1,830,208

Increase (Decrease) In:

Accounts payable	(121,774)	6,530,842

Customer deposits	838,985	4,814,106

Income tax payable	197,698	(234,954)

Other payables and accrued expenses	(720,304)	118,677

Due to related party	59,333	1,588,938

Due to shareholder	50,000	-

Net cash provided by operating activities	9,837,922	12,358,559

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of plant and equipment	(2,509)	(14,313)

Net cash used in investing activities	(2,509)	(14,313)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2014	2013
CASH FLOWS FROM FINANCING ACTIVITIES:

(Increase)/Decrease in restricted cash	17,153,670	(5,312,862)

Proceeds from short-term bank loans	11,397,125	14,550,667

Repayments of short-term bank loans	(14,490,630)	(32,627,081)

Proceeds from notes payable-bank acceptance notes	29,306,892	45,806,173

Repayment of notes payable-bank acceptance notes	(54,681,776)	(37,317,616)

Net cash used in financing activities	(11,314,719)	(14,900,719)

DECREASE IN CASH AND CASH EQUIVALENTS	(1,479,306)	(2,556,473)

Effect of exchange rate changes on cash	1,071,629	3,293,409

Cash and cash equivalents at beginning of period	1,139,450	1,996,764

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$731,773	$2,733,700

SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid during the periods:

Income taxes paid	$446,210	$482,301

Interest paid	$1,205,954	$1,799,554

Non-cash transactions:

Appropriation to statutory reserve	$207,981	$126,740

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended June 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$1,560,282	$793,789

Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:

Depreciation and amortization	382,909	385,159

Changes in operating assets and liabilities:

(Increase) Decrease In:

Accounts receivable	222,604	(11,668,005)

Inventories	13,239,905	924,775

Advance to suppliers	7,343,190	89,361

Other current assets	1,705,006	(46,193)

Notes receivable - bank acceptance notes	(12,187,544)	-

Account receivable from related party	-	2,625,082

Increase (Decrease) In:

Accounts payable	34,282	6,505,020

Customer deposits	(1,223,003)	1,554,806

Income tax payable	21,042	102,953

Other payables and accrued expenses	(107,860)	415,697

Due to related party	(19,389)	1,588,938

Net cash provided by operating activities	10,971,424	3,271,382

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of plant and equipment	(1,359)	(1,642)

Net cash used in investing activities	(1,359)	(1,642)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended June 30,
	2014	2013
CASH FLOWS FROM FINANCING ACTIVITIES:

(Increase)/Decrease in restricted cash	11,053,669	(11,874,205)

Proceeds from short-term bank loans	3,060,659	8,501,060

Repayments of short-term bank loans	(7,788,765)	(20,449,255)

Proceeds from notes payable-bank acceptance notes	13,941,640	31,318,956

Repayment of notes payable-bank acceptance notes	(31,470,438)	(14,551,991)

Net cash used in financing activities	(11,203,235)	(7,055,435)

DECREASE IN CASH AND CASH EQUIVALENTS	(233,170)	(3,785,695)

Effect of exchange rate changes on cash	202,701	2,413,868

Cash and cash equivalents at beginning of period	762,242	4,105,527

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$731,773	$2,733,700

SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid during the periods:

Income taxes paid	$204,531	$93,121

Interest paid	$633,327	$899,581

Non-cash transactions:

Appropriation to statutory reserve	$143,579	$81,034